UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 ________________

FORM 6-K

  _________________

Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number: 001-38376

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Central Puerto S.A.
(Exact name of registrant as specified in its charter)

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Port Central S.A.

(Translation of registrant’s name into English)

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Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

  _________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

 CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: May 3, 2023	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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City of Buenos Aires, May 3, 2023

Sirs.

COMISIÓN NACIONAL DE VALORES

Sub-Management of Issuing Companies

25 de Mayo de 175,

City of Buenos Aires

Attn.: Gerencia de Emisoras

Present

BOLSA Y MERCADO ARGENTINOS S.A.

Sarmiento 299,

City of Buenos Aires

Present

MERCADOS ABIERTO ELÉCTRONICO

San Martin 344,

City of Buenos Aires

Present

Note: CPSA-GG-N-0160/23-AL

Ref.: Material Fact

Ladies and Gentlemen,

                I have the pleasure to inform, in my role as Central Puerto S.A.s’ (the “Company”) market relationship responsible, that, on the date hereof, Proener S.A.U. (“Proener”), a wholly owned affiliate of the Company, acquired, directly and indirectly, 100% of the capital stock and votes of Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A.

As previously informed, the Company is currently analyzing investment alternatives targeted to increase its environmental performance and contributing to global decarbonization objectives. The Company’s growth in these complementary activities will enable it to explore new models oriented to the commitment of reducing the environmental impact of its operations.

In this regard, the Company acquired, on the date hereof, all of the capital stock and votes of Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A. These companies own forestry assets, consisting of approximately 88,063 hectares in the province of Corrientes, of which approximately 26,000 hectares are planted with pine out of a total of approximately 36,000 plantable hectares.

2701, Avenue. Tomás A. Edison – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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The Company is confident that this acquisition, strategically aligned with the acquisition of Forestal Argentina S.A. and Loma Alta Forestal S.A. (formerly Masisa Forestal S.A.) reported on December 27, 2022, represents a great opportunity for expansion, diversification, and consolidation in a new market.

Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.

2701, Avenue. Tomás A. Edison – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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